EXHIBIT 99.4

Amryt Announces Validation of its MAA by the EMA for Oleogel-S10* (Filsuvez®)

DUBLIN, Ireland, and Boston MA, March 29, 2021, Amryt (Nasdaq: AMYT, AIM: AMYT), a global, commercial-stage biopharmaceutical company focussed on acquiring, developing and commercializing novel treatments for rare diseases, today announces the validation of the Company’s Marketing Authorization Application (“MAA”) for Oleogel-S10 by the European Medicines Agency (“EMA”) for the potential treatment of cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (“EB”).  EB is a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment.

The EMA validation confirms that the application is sufficiently complete to begin the formal review process.  The EMA review for Oleogel-S10 will be according to standard timelines with an opinion of the Committee for Medicinal Products for Human Use (“CHMP”) expected within 210 ‘active’ days (excluding any ‘clock-stops’ for the applicant to provide answers to questions from the CHMP). The MAA is supported by data from the EASE pivotal phase 3 trial in EB (“EASE”). Amryt announced in October 2020 that the EASE study met its primary endpoint of accelerated healing of the target wound by day 45 in patients treated with Oleogel-S10 vs the control gel.

Dr Joe Wiley, CEO of Amryt Pharma, commented today: “The validation of the Oleogel-S10 MAA marks another important milestone for Amryt as we progress our lead development candidate Oleogel-S10 with the regulatory authorities in both Europe and the US. Today’s news also represents a potentially important advancement for patients and families living with this rare and distressing disorder. We will continue to work closely with the respective regulatory authorities with the hope of bringing Oleogel-S10 to patients as soon as possible.”

* For the purposes of this announcement, we use the product name Oleogel-S10. Filsuvez® has been selected as the brand name for the product but Amryt does not, as yet, have regulatory approval for Filsuvez® to treat EB.

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases.  Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises two orphan disease products – metreleptin (Myalept®/ Myalepta®) and lomitapide (Juxtapid®/ Lojuxta®).

Myalept® / Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control.  For additional information, please follow this link.

Juxtapid®/ Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Columbia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel and Brazil (under the trade name Lojuxta®).  For additional information, please follow this link.

Amryt's lead development candidate, Filsuvez® (Oleogel-S10) is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (“EB”), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment.  Filsuvez® has been selected as the brand name for Oleogel-S10. The product does not currently have regulatory approval to treat EB.

Amryt’s pre-clinical gene therapy platform, AP103, offers a potential treatment for patients with Dystrophic EB, and is also potentially relevant to other genetic disorders.

For more information on Amryt, including products, please visit www.amrytpharma.com.

The person making this notification on behalf of Amryt is Rory Nealon, CFO/COO and Company Secretary.

Financial Advisors

Shore Capital (Edward Mansfield, Daniel Bush, John More) are NOMAD and Joint Broker to Amryt in the UK. Stifel (Ben Maddison) are Joint Broker to the company in the UK.

Forward-Looking Statements

This press release may contain forward-looking statements containing the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond each of Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Contacts

Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com

Edward Mansfield, Shore Capital, NOMAD, +44 (0) 207 468 7906, edward.mansfield@shorecap.co.uk

Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com

Amber Fennell, Consilium Strategic Communications, +44 (0) 203 709 5700, fennell@consilium-comms.com